Filed by Versant Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No. 000-28017

        The communication filed herewith is the transcript of the telephone conference held on September 30, 2003 beginning at approximately 5 p.m. (German Time) relating to the recently announced merger agreement between Versant Corporation and Poet Holdings, Inc. Certain portions of the conference call were conducted in German and have been translated into English. Certain bracketed information set forth below is not part of the transcript of the call but is intended to direct the reader to more complete or clarifying information.

[Additional Information and Where to Find It

        In connection with the proposed merger, Versant intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Versant and Poet and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Poet and Versant. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. IT WILL CONTAIN IMPORTANT INFORMATION ABOUT POET, VERSANT AND THE TRANSACTION. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed by Versant or Poet with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Versant by contacting Investor Relations, Versant Corporation, 6539 Dumbarton Circle, Fremont, CA 94555, 510-789-1500, or Scott Liolios of Liolios Group, Inc., 949-574-3860, scott@liolios.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Poet by contacting Investor Relations, Poet Holdings, Inc., Wiesenkamp 22 b, 22359 Hamburg, Germany, investor@poet.com.]

[Participants in the Solicitation

        Poet Holdings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Poet and Versant in favor of the transaction. A list of the names of Poet's executive officers and directors, and a description of their respective interests in Poet, are set forth in Poet's Annual Report on Form 10-K, which was filed with the SEC on March 31, 2003. Investors and security holders may obtain additional information regarding the interests of Poet's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

        Versant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Versant and Poet in favor of the transaction. A list of the names of Versant's executive officers and directors, and a description of their respective interests in Versant, are set forth in the proxy statement for Versant's 2003 Annual Meeting of Shareholders, which was filed with the SEC on June 26, 2003. Investors and security holders may obtain additional information regarding the interests of Versant's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.]

        Jochen Witte: Hello, ladies and gentlemen,

        Welcome to the Poet Holdings telephone conference. My name is Jochen Witte. I am CEO of the company. Nick Ordon, CEO of Versant has also dialed into this conference from California. Nick, I am glad to welcome you to the conference, I hope you can hear us loud and clear.

        Nick Ordon: I can hear you fine, Jochen, and thank you very much for including me. I am delighted to be here with the opportunity to address the Poet shareholders.

        Jochen Witte: Thank you Nick.

        If you have questions about Versant, Mr. Ordon will be happy to answer these directly.

        This conference will be held in German. If you have a question for Nick Ordon, you can ask it in English or in German. I will then act as translator.

        The following presentation and discussion contains forward-looking statements. Therefore, in line with the conventions in American companies, I would first like to give an explanation of these statements and would ask for your attention:

        This presentation contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. These forward-looking statements include those statements in this presentation related to the likelihood of consummation of the proposed merger with Versant, Inc., the anticipated pro forma ownership of Versant following the proposed merger, projected cost-savings and the projected revenues and EBITDA of the combined company following the proposed merger, the future operations of Versant following the proposed merger, potential benefits to customers of the combined company and the attractiveness of such products to customers; the performance capabilities of products of the combined company; post-merger Versant's anticipated marketing and product development plans; the effect of the merger on Versant's and Poet's ability to successfully market their respective products, the cash position of the combined company following the merger, the ability of post-merger Versant to achieve profitability and when profitability will be achieved, the Versant's anticipated future performance; the combined company's ability to offer a broader product line to its customers; Versant's ability to successfully market products which use or leverage off of real-time data; and the combined company's customer base and future geographic presence.

        These forward-looking statements are subject to numerous and significant risks and uncertainties, which may cause actual events or operating results for the combined company to differ materially from the performance and results discussed in or anticipated by the forward-looking statements.

        Such risks are described in more detail in Versant's filings with the Securities and Exchange Commission, including the Company's most recent Reports on Form 10-K and 10-Q made with the Securities and Exchange Commission. The forward-looking statements included in this presentation are made only as of the date of this presentation, and Poet has no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

        Let me now come to the actual content of the presentation. In the press release of September 29, Versant and Poet announced the merger between the two companies. The Poet shareholders will receive 1.4 Versant shares in exchange for one Poet share.

        From Poet's point of view, the merger between the two companies has a number of advantages:

        Market leadership for object databases: The merged company is the clear market leader in the area of object-oriented databases. Poet's strengths in the area of standard applications and computer-aided devices perfectly complement Versant's strengths in the field of business-critical high-speed applications. The merged company is in an excellent position to benefit from some of the most important trends in today's IT landscape, in particular the rapidly growing acceptance of the internet, the clear triumph of object-oriented software development, and the growing trend towards processing complex data in real time.

        Reduction of administrative costs: In recent years, the costs and time required for a stock market listing have increased considerably. This trend will continue as a result of stricter rules introduced in US legislation. Poet is a company according to US laws and is directly affected by these changes that are forcing up costs. In view of this, a company needs to be of a certain size before there is a healthy balance between the costs and advantages of a stock market listing. Through the merger with Versant, we will reach this critical mass and save the costs for reporting Poet as an independent company.

        Increased attractiveness for institutional investors: Because of Poet's low market capitalization, many institutional investors are not currently interested in us. We assume that the increased market capitalization and a double listing on NASDAQ and the Frankfurt stock exchange will have a very positive effect on the attractiveness of the shares for institutional investors.

        International synergies: Poet currently achieves 80% of its sales in Europe, Versant around 80% in the US. As a result of the merger, we will have an international presence. In our area of catalog management, this international presence is important, as we are increasingly dealing with large companies whose electronic procurement projects are on an international scale.

        For these reasons, both the Poet management and Poet Board of Directors agree that this transaction is beneficial to Poet, its customers and shareholders, and strengthens the strategic position of the company.

        This concludes my introductory comments, and I would now like to open the conference to questions.

Questions and answers of the conference participants:

        Question: Can you explain how the exchange ratio came about, and what valuation basis and enterprise appraisal at Poet were used for this?

        Answer from Jochen Witte: Thank you for the question. Unfortunately, I cannot give you detailed information on this. We naturally used different methods in the attempt to position the two companies relatively. We, but in particular the Board of Directors, used an external auditor—as did Versant—in order to determine whether the exchange ratio that we defined in our negotiations is fair from the shareholders' perspective. Both the company commissioned by us and the company commissioned by Versant described this exchange ratio as fair in their audits.

        Question: Can you say anything about the assumptions relating to growth, sales and results at Poet?

        Answer from Jochen Witte: I cannot give any details on this either. The auditors looked at the business plans of both companies. If further information on this is to be published, it will be done in our proxy statements, which we will submit to the SEC in the coming weeks, and all these documents will then be available in writing for all participants.

        Question: Mr. Witte, can you explain what the legal situation is. Does the German stock take-over law apply? Will there have to be a squeeze-out? How many shares does Versant already own in Poet?

        Answer from Jochen Witte: The take-over will be conducted in accordance with US law. Both Versant and Poet are US companies.

        Question: That means that the stock take-over law does not apply?

        Answer from Jochen Witte: No

        Question: Can you say how many shares Versant already owns in Poet?

        Answer from Jochen Witte: I do not assume that Versant already owns shares in Poet. The basic process is described in the documents that we are submitting to the SEC. Maybe I can just say something brief on the basic procedure: As I said, comprehensive documents will be submitted to the SEC that describe this transaction undertaken by the two companies. This is more or less comparable with the prospectus for a flotation. SEC then checks these documents and completes them in an iterative process. When the SEC regards these documents as complete and correct, they are published, and made available to the shareholders as the basis for the vote. This vote is usually carried out via proxy statements, i.e. via proxies and written votes or directly at the shareholders' meeting. This shareholders' meeting will probably be held in December, or possibly January. This depends on how intensively the SEC checks the documents.

        Question: Can you outline the potential synergies from your perspective—apart from the points that you have already stated in principle such as cost savings through the avoided stock market listing, possibly synergies in administration, certain potential synergies in sales? What is the situation at product level? I am not sure what Versant makes.

        Answer from Jochen Witte: Versant is a manufacturer of object-oriented database technology and is very strong in the field of business-critical applications, in which very high volumes of data are processed in real time. Versant has installations for planning and optimizing flights and flight prices at British Airways, for example. That is a business-critical application that saves millions of dollars each day. Their applications are used by MCI, for example. There, the system monitors mobile phone subscribers and provides early warning for attempted fraud, for example with stolen cards. Versant's systems are also used on the New York Stock Exchange. All the transactions there have been carried out for several years using a Versant system. These are typical high-speed applications implemented by Versant.

        Poet has a system that is structured on similar design principles. It is also an object-oriented system, but one that is primarily directed at application developers who need easy-to-maintain, robust and compact database components in standard applications. In this respect, the customer spectrums complement each other perfectly. We are positioned with the small and midsize systems e.g. in computer-aided devices, remote control etc., while Versant is positioned with the very large systems.

        Question: How does your product range for the supplier market fit in here?

        Answer from Jochen Witte: Our company started with database technology. We then added the catalog management application to database technology, in order to apply our expertise in object-oriented developments and the processing of XML data to other areas. Catalog management has turned out to be an important future market, which we embarked on several years ago and has developed positively. We will continue our presence in this market with our solution and build up a second strong foothold there.

        Question: First of all, congratulations on taking this step and merging with a strong, American partner. I think this is a very good and positive development for Poet, the products, and the customers. However, I have a question about the catalog products that were mentioned briefly a moment ago. Have you planned to actively distribute the catalog products on the US market via Versant or is the plan to continue to do this primarily in Europe?

        Answer from Jochen Witte: First of all, thank you for your opening comments. We also believe it is the right step for the company. With regard to distribution, we believe that, with the presence of Versant in the US market and its reputation there, catalog solutions can be distributed directly again. We will undoubtedly have to clarify the exact details of this in the coming weeks and months, but we want to use the presence of Versant in the US market to distribute the catalog solutions directly again.

        Question: Does this mean that there are no plans to hand over or sell the catalog solutions or rights to these products (intellectual property) to another company?

        Answer from Jochen Witte: No. We believe that with the catalog solutions, we are in a market with a promising future. Thanks to the combination of Poet and Versant, we will be in a promising position with our object database technology, particularly in the object database market. I don't want to exclude the possibility that we might join forces with other manufacturers in the area of catalog management, in order to achieve clearer market leadership in the catalog market as well. However, we still believe in this area, and there are no plans to give it up.

        Question: In mid August, the contract with DaimlerChrysler for catalog solutions was announced, which led to much excitement. It was announced then that we could find out more at the end of September about the contract or collaboration with DaimlerChrysler. As we are having the telephone conference already: what information is there that could be made public?

        Answer from Jochen Witte: There will be a press release about this in the very near future. I would therefore ask for your patience in this matter.

        Question: I would like to pose the question of synergies relating to catalog solutions again. Your Poet X-Solutions are a new product that was to be launched on the market with great expectations. Could you state the most important points here again. It all seems to be very much about the database side at the moment.

        Answer from Jochen Witte: For the listeners, I would first like to mention that the Poet X-Solutions are the new generation of our catalog management solutions. We have developed the product in recent years, and introduced it on the market this quarter. With a prototype version, we were previously able to win IBM as a customer, and won our second customer, or the first customer of the official release, a few weeks ago in the form of DaimlerChrysler. As the name DaimlerChrysler indicates, the target group for this product is large, international companies. With DaimlerChrysler, we assume that this product will be implemented very quickly in the international locations. For these customers, it is important that they are working with an international partner that can provide support locally on site and support the customer during implementation. We therefore assume that the catalog solution business will benefit greatly from the collaboration with Versant. After all, Versant is not just a manufacturer of object database technology, but is also a very strong in the consulting department. Here, Versant has a very good business relationship with IBM in the US, and we assume that this business relationship and market presence, and in particular Versant's technical expertise will play a considerable role in helping the catalog solution business in the US.

        Question: You are therefore talking specifically about the cross-selling opportunities. I would like to ask how the appraisal report went. I was not connected earlier. Poet's restructuring measures have recently proved successful, and the company has high liquidity and high resources. In contrast, Versant has a book value of around 20 dollar cents, if I have calculated correctly. Could you say a bit more about how this ratio of 1.4 Versant shares for 1 Poet share has come about?

        Answer from Jochen Witte: You can get very different results depending on the valuation method. We sat down and looked at all the factors. The book value and cash certainly play a part. However, the size of the company and the sales also play a part. Versant's sales are $20 million per year, for example, and in the last quarter had a positive EBITDA with sales of $5.4 million, and has an excellent reputation in the American market. In contrast, Poet's strengths are in the European environment, Poet has an additional growth initiative with the catalog solutions, and is also highly liquid. All of this is of course relatively difficult to quantify. In the end, we came to a figure of 1.4.

        Question: Will a further announcement on the subject of appraisal be published in the near future? Or will it be discussed when all the facts are available anyway at the shareholders' meeting? Do you still plan to publish appraisal reports?

        Answer from Jochen Witte: Versant and Poet have each commissioned a separate fairness opinion. These fairness opinions have been submitted to the Board in written form. These fairness opinions will also be made available to the shareholders within the documents that are published by the SEC.

        Question: I have a final question regarding the future listing, and what can be expected. You said there would continue to be a Frankfurt listing. Do you plan to proceed as before, or could it potentially be more of a secondary listing. Versant is listed on Nasdaq, so how do you think the listing in Frankfurt can be achieved?

        Answer from Jochen Witte: There are many companies that are listed on the Nasdaq and on the Neuer Markt. I don't think we can talk about primary and secondary listing. We will be listed on two markets. We are then an SEC reporting entity and we will publish the same documents in the US and Germany, as we have done in the past at Poet—but there will simply be two listings.

        Question: At the moment, there is a discrepancy between the Versant and Poet share prices. Currently, Poet is around 1.50 Euro and Versant around $1.50. This means there is still a spread of around 20%. Is there any hedge for Poet, just in case the Versant share price falls below a certain level in the next two months?

        Answer from Jochen Witte: There is no hedge contract. We assume that, if there is a dramatic shift, we will perhaps sit down together and look closely at the situation, and then evaluate accordingly, but there are no contractually defined adjustments.

        Question: What would be the "pain threshold" at Poet?

        Answer from Jochen Witte: It's a bit difficult to say. I think there are a lot of things to consider. I don't want to give a number here.

        Question: Both shares have developed very positively in the last three months, as I understand it. I believe Versant was selling at under a dollar for a long time, like Poet. Then, in the last 3-6 months, things vastly improved for both companies. This indicates that there is a very high volatility. What are the expectations of the Boards of the two companies?

        Answer from Jochen Witte: I do not want to speak for the Board. I personally believe that there is a lot of potential in both the Versant and Poet share prices. I think that our business will develop soundly and the market will see that a significant player is emerging with a good market position. I don't expect any significant downward adjustments.

        Question: I also have a question for Nick Ordon, if that is possible. Can I just ask you that?

        Answer from Nick Ordon: Sure

        Question: I have a question with regard to how you are planning to market this merger here in the US to institutional investors. If you could elaborate on this it would be very helpful.

        Answer from Nick Ordon: The question was: How do we intend to present this to the investor community in the US, to the Versant shareholder base. We will be having a similar event this afternoon. After market close in the US we will go through more of a detail of the background of how we got together with Jochen and Poet Holdings and also the perceived value. The things that we have seen, that we certainly want to stress through our discussion is that the merging of these two companies has brought both, strategic benefit and economic benefit. Certainly the strategic is a broader product suite that a merged sales organization can take to market, using common marketing messages and certainly the same technical and sales palette worldwide, and, I think, a much larger and much more effective footprint in the various geographies. At the economic level, if you look at the cash resources the combined entity will have as well as the critical business mass—this puts us in a position where we will very quickly, we said immediately, be EBITDA positive. And very quickly we can drive the joint organization to being EPS positive, which will be a business metric, that both, Jochen and I, have agreed, we do want to sustain. So, what we are going to see is a larger, more strategically positioned company that has the proper business metric that the market is expecting. And certainly that is what I am extremely excited about. This is, I think, a rare opportunity for both companies.

        Question: So where do you think is the economic benefit? Obviously in a merger you are looking into the overlaps of the operations. Where are your plans in terms of the existing mass on Poet's and on Versant's side, the business that Poet has here in the US? I guess they have a minority interest in the exclusive distributor of the database products. Are there any plans to revoke that exclusivity, to take these guys over and basically to bring them back? Are there any concrete plans at this point?

        Answer from Nick Ordon: There are no concrete plans at this point. Obviously we have not even been able to approach anyone, until the transaction was consummated, but we expect to be talking to them very very quickly and we do want to have an integrated operation. We have made the commitment that both product lines are moving forward. That's one of the key strategic benefits. We do appeal to different slices of the market and this is the way that we can grow the object database business. I think, having that worldwide distribution capability, the going-to-market capability is going to be important as well.

        Question: Well, Congratulations Nick. I think it is an excellent merger.

        Answer from Nick Ordon: We are very very excited about it, no question.

        Question: Nick, when is your call this afternoon and how can I participate in that call?

        Answer from Nick Ordon: The US call will be at 1.30 pm California time and the access information: If you can pull up www.versant.com, it will be shown there or if you can pull up the headlines on yahoo/finance, where we had the press release on our merger with Poet Holdings, the call information will be presented there. Certainly we want as many people as we can to dial into this so that we can really talk in more detail about what Jochen and I intend to create here.

        Jochen Witte: I would like to thank you all for your time and participation in the conference, and wish you a pleasant evening.